ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

August 29, 2011

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the “Company”), I am filing contemporaneously Amendment No. 2 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to sale of certain securities of the Company.

Please note that we have made several modest changes the Company believes will clarify the sections. These changes are included in the marked copy accompanying this filing.

Our responses to the comment letter dated August 9, 2011, are as follows:

General

1.

We note your response to comment 1 of our letter dated June 17, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Acknowledged

2.

We note your response to comment 2. Based on your representations that each borrower will likely be a special purpose entity with distinct equity investors that will purchase or develop a distinct property, we have no further comment at this time. However, we intend to re-evaluate the applicability of Rule 140 at the time of any post-effective amendment following a loan closing.

Acknowledged

Risk Factors, page 7

3.

We note you have not revised your disclosure in response to comment 13 of our letter dated June 17, 2011. We therefore reissue our prior comment. Please remove

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

August 29, 2011

repetitive risk factors. For example purposes only, we note your risk factor “Our Board of Directors may change our investment policies without Stockholder approval…,” appears on pages 11 and 15. Please review and revise to remove duplicative disclosure.

Complied with.

Advisor Compensation, page 39

4.

We note your response to comment 23 of our letter dated June 17, 2011 and we reissue our prior comment in part. Please specifically disclose whether you will reimburse the Advisor for salaries paid to persons serving as your executives or other persons, or tell us where you have provided this disclosure.

Complied with.

5.

We note your response to our comment 24 and your revisions to your filing. It appears that you have calculated these fees based on your gross proceeds; however, it appears that the amount available to invest in assets or loans would be based on net proceeds. Please revise or advise.

Complied with.

Table III, page A-5

6.

We note that the projects owned by Vintage Harris and Denver Hospitality were under construction in 2008. Please include in the 2008 column of each table any applicable information about expenses, including interest expense, for 2008 as provided in Table III.

There were no items expensed in 2008 which the tables reflect.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

7.

 We note your response to comment 33 of our letter dated June 17, 2011 in which you indicate that the Company authorized the issuance of 65,000 shares of common stock to Edward J. Devereaux, James D. Boston and Robert A. Forrester on March 17, 2011 for services rendered. Please revise your disclosure to indicate the number of shares issued to each individual. Please also revise your disclosure to describe in greater detail the services rendered by each individual.

Complied with.

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Underwriting Commissions and Associated Costs Payable to Dealer Manager, page F-8

8.

We note your response to our comment 31 and we are unable to find your revision to your filing. Please revise your filing to disclose the total amount of organization and offering costs incurred by the Advisor to date and the estimate of the total costs you expect to reimburse.

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

August 29, 2011

Complied with.

Signatures, page II-7

9.

We note you have not revised your disclosure in response to comment 36 of our letter dated June 17, 2011. We therefore reissue our prior comment. Please identify your controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-11 and revise.

Complied with.

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester